April 20, 2026

Len M. Fox
Principal Accounting Officer
Exxon Mobil Corporation
22777 Springwoods Village Parkway
Spring, TX 77389

       Re: Exxon Mobil Corporation
           Form 10-K for the Fiscal Year ended December 31, 2025
           File No. 001-02256
Dear Len M. Fox:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2025
Financial Statements
Note 15. Income and Other Taxes, page 104

1. We note that you identify foreign income tax rate differentials for operations in the
       United Arab Emirates and Qatar in your reconciliation on page 105, and although taxes paid in Canada and Guyana are reported on page 106, tax rate differentials were not identified for these jurisdictions in your reconciliation. However, if the taxes paid in
       Canada and Guyana are representative of the income tax expense and if the respective statutory foreign tax rates are representative of the effective rates, it would appear that differentials for these jurisdictions would also exceed the 5% disclosure threshold.

       Please explain to us how income tax expense in Canada and Guyana, and any offsetting amounts were considered in determining that differentials for these jurisdictions would not also be separately identified in your rate reconciliation.

       Please provide us with the analyses that you performed in formulating your disclosure, including the effective rates, amounts by nature, and calculations. Please also clarify how
 April 20, 2026
Page 2

       the amount of taxes paid in Qatar were considered relative to the disclosure threshold in determining that these would not be shown in the table on page 106, and address the
       requirement in FASB ASC 740-10-50-12C, to discuss    the nature, effect,
and underlying
       causes    of the reconciling items identified within your
reconciliation.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenifer Gallagher at 202-551-3706 or Gus Rodriguez at 202-551-3752
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation